Exhibit 99.1

Electra Meccanica Appoints Auto Industry Executive Paul Rivera as New Chief Executive Officer

Former President of Ricardo, USA to Lead Electric Car Manufacturer

VANCOUVER, British Columbia, June 20, 2019 (GLOBE NEWSWIRE) -- Electra Meccanica Vehicles Corp. (NASDAQ: SOLO) (“Electra Meccanica” or the “Company”), a designer and manufacturer of electric vehicles, today announced the appointment of automotive and advanced propulsion systems expert, Paul Rivera, as the company’s new Chief Executive Officer. Jerry Kroll, who is Founder and has served as CEO since 2015, and envisioned an all-electric future for the company, will continue to contribute to the success of Electra Meccanica during this transition and will continue to advise in the future as a board member.

Before joining Electra Meccanica, Rivera most recently served as President of Ricardo, USA, a division of Ricardo, PLC (LON: RCDO), a 100-year-old global engineering, strategic, and environmental consultancy business with a value chain that includes the design, engineering, testing, and product launch, of vehicle systems, as well as the niche manufacture of high performance products.  Previous to that, as Executive VP of Hybrid & Electric Systems at Ricardo, Rivera led the company’s evolution towards an efficient and sustainable low carbon future. Ricardo's engineering and design solutions have had a significant impact on technical developments throughout the auto sector, providing innovative solutions across engines, drivelines and hybrid systems, as well as supporting the development of emerging technologies such as autonomous and connected vehicles. Rivera brings more than two decades of experience in technical consulting, engineering services, general management, global business development, and a deep understanding of engineering in the automotive, transport, and energy industries to Electra Meccanica.

“Coming from leadership positions that have pioneered evolutionary change at global automotive and engineering companies, I’m excited to join Electra Meccanica to help steer the next stage of the company’s remarkable growth,” said Rivera, Chief Executive Officer of Electra Meccanica. “I look forward to contributing my experience to further drive Electra Meccanica’s strong momentum as we continue our mission to make electric vehicles accepted across the world.”

Rivera is joining Electra Meccanica at a pivotal moment. With more than 60,000 pre-orders of vehicles and the opening of a state-of-the-art production facility in Chongqing, China, Electra Meccanica is ramping up for mass production.

“We’ve seen a tremendous response from consumers and partners for Electra Meccanica’s portfolio of vehicles,” commented outgoing CEO, Jerry Kroll. “We’re thrilled to have Paul join our team to grow our company and to accelerate the development of our amazing products. We’re headed toward a very exciting period of growth for the company and Paul is the perfect executive to help lead us into the future.”

For more information about Electra Meccanica, please visit www.electrameccanica.com

About Electra Meccanica Vehicles Corp.
Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, as well as the Tofino, an elegant high-performance two-seater electric roadster sports car. Both vehicles are tuned for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly. Intermeccanica, a subsidiary of Electra

Meccanica, has successfully been building high-end specialty cars for 60 years. For more information, visit www.electrameccanica.com.

Forward Looking Statements
Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Media Contacts:
Sean Mahoney
Electra Meccanica Media (U.S.)
310-867-0670
sean@electrameccanica.com

Chris Thatcher
212.999.5585
cthatcher@5wpr.com

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
greg.falesnik@mzgroup.us
www.mzgroup.us

Source: Electra Meccanica Vehicle Corp

Released June 20, 2019